Exhibit (a)(11)

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June 6, 2007

TO:       HOLDERS OF UNITS OF CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES 2

Re: OFFER INCREASED TO $17 PER UNIT AND EXTENDED TO JUNE 22, 2007; if you have already tendered to us, you will get the higher price automatically, even if you sent in the old Letter of Transmittal

Dear Unit Holder:

We are pleased to inform you that we have increased the price offered in our Offer to Purchase your Units of limited partnership interests in Consolidated Capital Institutional Properties 2 (the "Partnership"), dated April 18, 2007 ("Offer to Purchase").

     o We have increased the price we will pay to $17 per Unit, subject to the same terms and conditions stated in the Offer to Purchase. An affiliate of the General Partner of the Partnership is currently offering $14 per Unit.

     o We are amending the buyers to our Offer. Real Estate Securities Fund 1983, LP is also now a Purchaser in the Offer.

     o We urge you to read the Offer to Purchase and this letter completely and to return your completed Letter of Transmittal promptly in the envelope provided.

The Offer has been extended to June 22, 2007. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 854-8357 (toll free).

                                            Very truly yours,


                                            MacKenzie Patterson Fuller, LP